FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Vesting of conditional share awards under the
GlaxoSmithKline Share Value Plan

This notification sets out the vesting of certain awards of Ordinary Shares and American Depositary Shares (ADSs) in GlaxoSmithKline plc, made in 2009 under the GlaxoSmithKline Share Value Plan (SVP), which is conditional on continued employment with the GlaxoSmithKline group.

The three-year vesting period for the SVP awards made in 2009, which commenced on 17 February 2009, came to an end on 16 February 2012. The awards made to the connected person of a Director and a Person Discharging Managerial Responsibility (PDMR) vested on 17 February 2012 and details are given in the table below.

Name of Director / PDMR	Name of Connected person	No. of ADSs vested	No. of Ordinary shares vested
Mr P Thomson	Mrs K Thomson		588
Dr M Slaoui*	Mrs K Slaoui	640
* Denotes an Executive Director

The Company and the above individuals were advised of these transactions on 20 February 2012.

The closing middle market price of an Ordinary share of GlaxoSmithKline plc on 17 February 2012 was £14.14.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

20 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc